Term sheet
To prospectus dated November 7, 2014,
prospectus supplement dated November 7, 2014,
product supplement no. 4a-I dated November 7, 2014 and
underlying supplement no. 13a-I dated June 24, 2015

Term Sheet to Product Supplement No. 4a-I Registration Statement No. 333-199966 Dated August 25, 2015; Rule 433

Structured Investments	$ Return Notes Linked to the European Dividend Futures 2018 (USD) Index due December 27, 2018

General
•
The notes are designed for investors who seek exposure to the performance of the European Dividend Futures 2018 (USD) Index, as increased by the Index Adjustment Factor.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than approximately 1.62322%, be willing to lose some or all of their principal.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
Key Terms
Index:	The European Dividend Futures 2018 (USD) Index (Bloomberg ticker: SOLEDF18)
Payment at Maturity:
Payment at maturity will reflect the performance of the Index, as increased by the Index Adjustment Factor.  Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 × (1 + Index Return) × Index Adjustment Factor
Because the Index Adjustment Factor is 101.65%, you will lose some or all of your principal amount at maturity if the Index Return reflects a decline in the closing level of the Index of more than approximately 1.62322%.  For more information on how the Index Adjustment Factor can affect your payment at maturity, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this term sheet.

Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Index Adjustment Factor:	101.65%
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The closing level of the Index on the Observation Date
Pricing Date:	On or about August 28, 2015
Original Issue Date (Settlement Date):†	On or about September 2, 2015
Observation Date:†	December 21, 2018
Maturity Date:†	December 27, 2018
CUSIP:	48125UQ62
†	Subject to postponement in the event of certain market disruption events and as described under “Supplemental Terms of the Notes — Postponement of a Determination Date — Notes Linked Solely to an Index” in the accompanying underlying supplement no. 13a-I and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-6 of the accompanying underlying supplement no. 13a-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $17.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $978.00 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $968.00 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
August 25, 2015

Additional Terms Specific to the Notes
JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I, underlying supplement no. 13a-I and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 13a-I dated June 24, 2015.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 13a-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Underlying supplement no. 13a-I dated June 24, 2015: http://www.sec.gov/Archives/edgar/data/19617/000089109215005362/e64737_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.
The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”).  The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute.  Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments —	TS-1
Return Notes Linked to the European Dividend Futures 2018 (USD) Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?
The following table and examples illustrate the hypothetical total return at maturity or payment at maturity for each $1,000 principal amount note.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 105 and reflects the Index Adjustment Factor of 101.65%.  Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.
Ending Index Level	Index Return	Total Return
210.00000	100.00000%	103.3000%
199.50000	90.00000%	93.1350%
189.00000	80.00000%	82.9700%
178.50000	70.00000%	72.8050%
168.00000	60.00000%	62.6400%
157.50000	50.00000%	52.4750%
147.00000	40.00000%	42.3100%
136.50000	30.00000%	32.1450%
126.00000	20.00000%	21.9800%
115.50000	10.00000%	11.8150%
110.25000	5.00000%	6.7325%
105.00000	0.0000%	1.6500%
103.95000	-1.00000%	0.6335%
103.29562	-1.62322%	0.0000%
99.75000	-5.00000%	-3.4325%
94.50000	-10.00000%	-8.5150%
84.00000	-20.00000%	-18.6800%
73.50000	-30.00000%	-28.8450%
63.00000	-40.00000%	-39.0100%
52.50000	-50.00000%	-49.1750%
42.00000	-60.00000%	-59.3400%
31.50000	-70.00000%	-69.5050%
21.00000	-80.00000%	-79.6700%
10.50000	-90.00000%	-89.8350%
0.00000	-100.00000%	-100.0000%
Hypothetical Examples of Amount Payable at Maturity
The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.
Example 1: The level of the Index increases from the Initial Index Level of 105 to an Ending Index Level of 110.25.  Because the Ending Index Level of 110.25 is greater than the Initial Index Level of 105 and the Index Return is 5%, the investor receives a payment at maturity of $1,067.325 per $1,000 principal amount note, calculated as follows:
$1,000 × (1 + 5%) × 101.65% = $1,067.325
Example 2: The level of the Index decreases from the Initial Index Level of 105 to an Ending Index Level of 103.95.  Although the Ending Index Level of 103.95 is less than the Initial Index Level of 105 and the Index Return is -1%, because of the positive effect of the Index Adjustment Factor, the investor receives a payment at maturity of $1,006.335 per $1,000 principal amount note, calculated as follows:
$1,000 × [1 + (-1%)] × 101.65% = $1,006.335
Example 3: The level of the Index decreases from the Initial Index Level of 105 to an Ending Index Level of 84.  Because the Ending Index Level of 84 is less than the Initial Index Level of 105 and the Index Return is -20%, the investor receives a payment at maturity of only $813.20 per $1,000 principal amount note, calculated as follows:
$1,000 × (1 + -20%) × 101.65% = $813.20
The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Return Notes Linked to the European Dividend Futures 2018 (USD) Index

The European Dividend Futures 2018 (USD) Index
The Index was developed by Solactive AG (the “Index Sponsor”), in coordination with JPMS, and is calculated, maintained and published by the Index Sponsor.  The Index aims to replicate the returns of a notional investment in a euro-denominated listed futures contract traded on the Eurex Exchange (the “Futures Contract”) that has a final settlement price based on the EURO STOXX 50® DVP (the “Dividend Index”), while attempting to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar.
Unlike equity securities, futures contracts, by their terms, have stated expirations at a specified point in time prior to expiration.  The Futures Contract expires on the third Friday of December of 2018 or, if the Eurex Exchange is not open for trading on that day, on the next day on which the Eurex Exchange is open for trading.  The Index will terminate following the expiration of the Futures Contract.
The final settlement price of the Futures Contract is established by the Eurex Exchange at expiry based on the final value of the Dividend Index on the third Friday of December of 2018.  The Dividend Index is intended to provide a measure of the cumulative cash distributions (net of certain withholding taxes in the case of special cash dividends and capital returns) on the constituents of the EURO STOXX 50® Index, expressed in index points of the EURO STOXX 50® Index, with respect to each annual period beginning on, but excluding the third Friday in December of each year and ending on, and including the third Friday in December of the following year.  The level of the Dividend Index is reset to zero yearly following the third Friday in December.  The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.  See “Hypothetical Back-Tested Data and Historical Information — The Dividend Index” for an illustration of how the Dividend Index works.
Accordingly, the final settlement price of the Futures Contract will reflect the total cash distributions on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of the Futures Contract in December 2018.  Even though the Futures Contract will trade for five years prior to expiry, cash distributions on the constituents of the EURO STOXX 50® Index prior to the period of approximately 12 months preceding expiry will not be reflected in the final settlement price.  Prior to expiry, the prices of the Futures Contract will reflect market expectations of the total cash dividends to be paid during that period of approximately 12 months prior to the expiry of the Futures Contract, as well as supply and demand for the Futures Contract.  The volatility of the futures contracts on the Dividend Index tends to decrease over time, as the total cash distributions can be predicted more accurately closer to the expiry of the relevant futures contract, particularly during the final 12 months when the actual relevant cash distribution begin to be determined.
Subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, the final level of the Index at the expiry of the Futures Contract is expected to be greater than the level of the Index as of the Pricing Date if the actual total cash distributions on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of the Futures Contract exceed the total cash distributions on the constituents of the EURO STOXX 50® Index during that period implied by the price of the Futures Contract on the Pricing Date.  On the other hand, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, the final level of the Index at the expiry of the Futures Contract is expected to be lower than the level of the Index as of the Pricing Date if the actual total cash distributions on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of the Futures Contract are less than the total cash distributions on the constituents of the EURO STOXX 50® Index during that period implied by the price of the Futures Contract on the Pricing Date.
While the actual 12-month total dividends on the components of the EURO STOXX 50® Index have tended to be greater than the 12-month expected total dividends implied by the prices of futures contracts referencing those dividends, no assurance can be given that this market trend will be present at any particular time or that it will continue to be observed at all.  Past performance should not be considered indicative of future performance.
The Index attempts to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar.  Under the methodology used to calculate the Index, the Index rebalances weekly, and changes in the value of the European Union euro relative to the U.S. dollar affect only the return on the Futures Contract since the last weekly rebalancing.  For example, if the return on the Futures Contract since the last weekly rebalancing is 1%, and European Union euro has depreciated relative to the U.S. dollar by 1% over the same period, the level of the Index will increase over that period by 0.99%.  By contrast, if the Index were exposed to currency exchange risk but did not include a feature to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar, under these circumstances, the 1% return on the Futures Contract would be almost entirely offset by the 1% depreciation of the European Union euro relative to the U.S. dollar.
Notwithstanding this feature, the performance of the Index reflects currency exchange rate risk.  If the return on the Futures Contract since the last weekly rebalancing is positive, a decline in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the Index.  Similarly, if the return on the Futures Contract since the last weekly rebalancing is negative, an increase in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the Index.
The Index is not a total return index and does not reflect interest that could be earned on funds notionally committed to the trading of the Futures Contract.  The Index does not reflect the price returns of the constituents of the EURO STOXX 50® Index.

JPMorgan Structured Investments —	TS-3
Return Notes Linked to the European Dividend Futures 2018 (USD) Index

The Index is reported by the Bloomberg Professional® service (“Bloomberg”) under the ticker symbol “SOLEDF18.”
For more information about the Index, the Dividend Index and the EURO STOXX 50® Index, see “The European Dividend Futures (USD) Indices,” “Background on EURO STOXX 50® Index Dividend Futures” and “Background on the EURO STOXX STOXX 50® DVP” in the accompanying underlying supplement no. 13a-I.
Selected Purchase Considerations
•	INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE EUROPEAN DIVIDEND FUTURES 2018 (USD) INDEX — The notes provide exposure to the performance of the Index, as increased by the Index Adjustment Factor. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED TO THE EUROPEAN DIVIDEND FUTURES 2018 (USD) INDEX — The Index aims to replicate the returns of a notional investment in a euro-denominated listed futures contract traded on the Eurex Exchange (the “Futures Contract”) that has a final settlement price based on the EURO STOXX 50® DVP (the “Dividend Index”), while attempting to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar. While the actual 12-month total dividends on the components of the EURO STOXX 50® Index have tended to be greater than the 12-month expected total dividends implied by the prices of futures contracts referencing those dividends, no assurance can be given that this market trend will be present at any particular time or that it will continue to be observed at all. Past performance should not be considered indicative of future performance.
The Dividend Index is intended to provide a measure of the cumulative cash distributions (net of certain withholding taxes in the case of special cash dividends and capital returns) on the constituents of the EURO STOXX 50® Index.  The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.  Accordingly, the Index provides a dividend-based alternative to a direct equity investment for investors seeking exposure to Eurozone companies.
For additional information about the European Dividend Futures 2018 (USD) Index, see the information set forth under “The European Dividend Futures (USD) Indices” in the accompanying underlying supplement no. 13a-I.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I.  Assuming this treatment is respected, it is reasonable to treat the gain or loss on your notes as capital gain or loss, and as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.
However, the IRS or a court may not respect the treatment of the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, in which case the timing and character of any gain or loss on the notes could be materially and adversely affected.  Moreover, the IRS or a court may not agree with the treatment of gain or loss on the notes as capital gain or loss, and may treat all such gain or loss as ordinary income or loss.  Alternatively, it is possible that the notes might be treated as “1256 contracts” within the meaning of Section 1256 of the Code.  If Section 1256 were to apply to your notes, you would be required to mark them to market annually, as if they were sold at their fair market value on the last business day of the taxable year, and your gain or loss would be treated as 40% short-term capital gain or loss and 60% long-term capital gain or loss, without regard to how long you had held the notes.
In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to the payment of

JPMorgan Structured Investments —	TS-4
Return Notes Linked to the European Dividend Futures 2018 (USD) Index

gross proceeds of a sale of a note occurring after December 31, 2016 (including redemption at maturity).  You should consult your tax adviser regarding the potential application of FATCA to the notes.
Selected Risk Considerations
An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index, the Futures Contract, the Dividend Index, the EURO STOXX 50® Index or any of the equity securities composing the EURO STOXX 50® Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I and the “Risk Factors” section of the accompanying underlying supplement no. 13a-I.
Risks Relating to the Notes Generally
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Index, as increased by the Index Adjustment Factor. Because the Index Adjustment Factor is 101.65%, if the Ending Index Level declines from the Initial Index Level by more than approximately 1.62322%, you will lose some or all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks. See also “— Risks Relating to the Index — Our Affiliate, J.P. Morgan Securities LLC, Coordinated with Solactive AG in the Development of the Index” and “Risks Relating to the Index — Issuance, Hedging and Other Trading Activities of Financial Institutions, Including Us, May Adversely Affect the Value of the Notes and May Result in Conflicts of Interest.”
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

JPMorgan Structured Investments —	TS-5
Return Notes Linked to the European Dividend Futures 2018 (USD) Index

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Index and the Futures Contract;
•	the time to maturity of the notes;
•	the dividend rates on the constituents of the EURO STOXX 50® Index;
•	interest and yield rates in the market generally;
•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and the European Union euro and the correlation between those rates and the prices of the Futures Contract; and
•	a variety of other economic, financial, political, regulatory and judicial events.
Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING THE FUTURES CONTRACT OR THE SECURITIES CONSTITUTING THE EURO STOXX 50® INDEX — The return on your notes will not reflect the return you would realize if you actually purchased the Futures Contract or any of the equity securities composing the EURO STOXX 50® Index or other exchange-traded or over-the-counter instruments based on the Index, the Futures Contract, the Dividend Index, the EURO STOXX 50® Index or any of the equity securities composing the EURO STOXX 50® Index. You will not have any rights that holders of those assets or instruments have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.
Risks Relating to the Index
OUR AFFILIATE, J.P. MORGAN SECURITIES LLC, COORDINATED WITH SOLACTIVE AG IN THE DEVELOPMENT OF THE INDEX — J.P. Morgan Securities LLC, which we refer to as JPMS, coordinated with Solactive AG in its development of the guidelines and policies governing the composition and calculation of the

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Index.  Although Solactive AG, in developing the Index, coordinated with JPMS, JPMorgan Chase& Co. as the ultimate parent company of JPMS, ultimately controls JPMS.
In addition, the policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes.  JPMS is under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing the Index or making judgments that may affect the level of the Index.  Furthermore, the inclusion of the Futures Contract in the Index is not an investment recommendation by us or JPMS of the Futures Contract.
•	THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE FUTURES CONTRACT — No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed with respect to the Futures Contract. While the actual 12-month total dividends on the components of the EURO STOXX 50® Index have tended to be greater than the 12-month expected total dividends implied by the prices of futures contracts referencing those dividends, no assurance can be given that this market trend will be present at any particular time or that it will continue to be observed at all. Past performance should not be considered indicative of future performance. The Index does not provide exposure to the price performance of the equities securities included in the EURO STOXX 50® Index, and no assurance can be given that the Index will outperform any alternative strategy that provides exposure to the price performance of those equities securities.
•	ISSUANCE, HEDGING AND OTHER TRADING ACTIVITIES OF FINANCIAL INSTITUTIONS, INCLUDING US, MAY ADVERSELY AFFECT THE VALUE OF THE NOTES AND MAY RESULT IN CONFLICTS OF INTEREST — The issuance, and related hedging and trading, of products that provide exposure to the price return of the EURO STOXX 50® Index by financial institutions, including us, may be one factor underlying the market trend discussed above under which the actual total dividends on the components of the EURO STOXX 50® Index during the 12-month period preceding the expiry of futures contracts referencing these dividends have tended to be greater than the expected total dividends for the same period implied by the price of the Futures Contract referencing those dividends. As part of their hedging or trading activities, issuers of products linked to the price return of the EURO STOXX 50® Index may have acquired long positions in the dividends on the equities securities included in the EURO STOXX 50® Index that can be monetized by selling the Futures Contract. Any such selling may have created downward pressure on the prices of the Futures Contract, contributing to the market trend discussed above.
Accordingly, changes in the volume of such issuances and in hedging and trading activities related to those issuances may influence this market trend and may adversely affect the price of the Futures Contract, the level of the Index and the value of the notes.  In particular, this market trend may diminish if issuers of products linked to the price return of the EURO STOXX 50® Index are able to monetize long positions in the dividends on the equities securities included in the EURO STOXX 50® Index by selling products, including the notes, that provide exposure to the Futures Contract.  It is possible that these issuances, or related hedging or trading activities, could result in substantial returns for us or our affiliates while the value of the notes declines.  As a result, we or our affiliates may have economic interests that are adverse to those of the holders of the notes.
•	THE ISSUERS OF THE EQUITY SECURITIES COMPOSING THE EURO STOXX 50® INDEX MAY REDUCE THE AMOUNT OF DIVIDENDS PAID OR CEASE TO PAY DIVIDENDS AT ANY TIME IN THEIR DISCRETION — The decisions of the issuers of the equity securities composing the EURO STOXX 50® Index regarding whether to pay any dividend, or whether to increase or decrease the amount of the dividend may or may not be correlated with each other. Some or all of these issuers may reduce the amount of dividends paid or cease to pay dividends at any time in their discretion. In addition, the ability of the issuers of the equity securities composing the EURO STOXX 50® Index to pay dividends is subject to various legal and regulatory limitations and to their financial results and availability of cash to be used for the payment of dividends. A reduction in, or the failure to pay, dividends by a large number of these issuers during the 12-month period preceding the expiry of the Futures Contract could have a material adverse effect on the Index and, therefore, on the value of the notes.
•	PRIOR TO THE EXPIRY OF THE FUTURES CONTRACT, THE LEVEL OF THE INDEX WILL REFLECT, AMONG OTHER THINGS, MARKET EXPECTATIONS OF THE TOTAL CASH DIVIDENDS TO BE PAID DURING THE 12-MONTH PERIOD PRECEDING THE EXPIRY OF THE FUTURES CONTRACT — The final settlement price of the Futures Contract will reflect the total cash distributions on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of the Futures Contract. Even though the Futures Contract will trade for five years prior to expiry, the actual cash distributions on the constituents of the EURO STOXX 50® Index will not be known until those cash distributions have been declared during the period of approximately 12 months prior to the expiry of the Futures Contract. Accordingly, before the amounts of those cash distributions are known, the price of the Futures Contract, and the level of the Index, will reflect the market expectations of the total cash dividends to be paid during the 12-month period preceding the expiry of the Futures Contract. In addition, the price of the Futures Contract, and the level of the Index, will be influenced by supply and demand for the Futures Contract.
•	THE INDEX WILL REFLECT CASH DISTRIBUTIONS ON THE CONSTITUENTS OF THE EURO STOXX 50® ONLY IF THOSE CASH DISTRIBUTIONS HAVE EX-DISTRIBUTION DATES DURING THE PERIOD FROM APPROXIMATELY 12 MONTHS PRECEDING THE EXPIRY OF THE FUTURES CONTRACT TO THE EXPIRY OF THE FUTURES CONTRACT — Even though the Futures Contract will trade for five years prior to

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expiry, cash distributions on the constituents of the EURO STOXX 50® Index prior to the period of approximately 12 months preceding expiry will not be reflected in the level of the Index.
•	THE INDEX IS CONCENTRATED IN THE PERFORMANCE OF ONE FUTURES CONTRACT — The Index provides exposure to a single futures contract on the Dividend Index that trades on the Eurex Exchange. The Dividend Index reflects distributions on securities of companies located only in the Eurozone. Accordingly, the notes are less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Index in terms of both the number and variety of futures contracts and underlying distribution sources. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.
•	THE NOTES ARE LINKED TO A PRICE RETURN INDEX AND NOT A TOTAL RETURN INDEX — The Index is a price return index that reflects the price of the Futures Contract, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, and does not reflect total returns. As such, it differs from other indices that reflect total returns. An index tracking futures contracts that reflects “total returns” would reflect such roll yield in addition to interest that could be earned on funds notionally committed to the trading of the applicable futures contracts. Unlike an index that reflects total returns, the Index is affected solely by day-to-day changes in the settlement prices of the Futures Contract, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar. The Index does not reflect the price returns of the constituents of the EURO STOXX 50® Index.
•	THE INDEX HAS A LIMITED OPERATING HISTORY — The Index was created on May 15, 2015 and therefore has limited historical performance. Past performance should not be considered indicative of future performance. Because the Index’s past historical performance is limited, your investment in the notes may involve a greater risk than investing in securities linked to one or more indices with an established record of performance. A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the methodology that the Index uses.
•	HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS — The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-tested Data and Historical Information” in this term sheet was calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under "Hypothetical Back-tested Data and Historical Information" in this term sheet. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.
In addition, the volatility of futures contracts on the Dividend Index tends to decrease over time, as the total cash distributions can be predicted more accurately closer to the expiry of the futures contract, particularly during the final 12 months when the actual relevant cash distributions begin to be determined.  The settlement prices of the Futures Contract will determine the level of each Index.  As a result, it is impossible to predict whether the level of any Index will rise or fall.
•	NON-U.S. SECURITIES RISK — The equity securities that constitute the EURO STOXX 50® Index have been issued by non-U.S. companies. Investments in notes linked to distributions on such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
Specifically, the securities composing the EURO STOXX 50® Index are issued by companies located within the Eurozone. The Eurozone has been and is undergoing financial stress, and the political, legal, regulatory and market ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of European companies, including the issuers of the equity securities that compose the Index.  These companies may experience material adverse impacts on their business, operating results and financial condition, which may adversely affect their ability to pay dividends and, therefore, the level of the Index and the value of the notes.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK WITH RESPECT TO THE INDEX — Notwithstanding that the Index attempts to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar, holders of the notes will be exposed to currency exchange risk. Your net exposure will depend on the extent to which the European Union euro strengthen or weaken against the U.S. dollar and the Index’s weekly rebalancing of its currency exposure. If the return on the Futures Contract since the last weekly rebalancing is positive, a decline in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the Index. Similarly, if the return on the Futures Contract since the last weekly rebalancing is negative, an increase in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the Index.

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Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the European Union and in the United States and between each region or country and its major trading partners;
•	political, civil or military unrest in the European Union and in the United States; and
•	the extent of governmental surpluses or deficits in the European Union and the United States.
All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries of the European Union, the United States and other countries important to international trade and finance.
•	THE INDEX IS SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FUTURES CONTRACTS, INCLUDING VOLATILITY — The Index tracks the returns of a futures contract. The price of a futures contract depends not only on the price of the underlying asset referenced by the futures contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest rates, governmental and regulatory policies and the policies of the exchanges on which the futures contracts trade. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of futures contracts to be volatile.
•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE FUTURES CONTRACT MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES — The Eurex Exchange on which the Futures Contract is traded has regulations that limit the amount of fluctuations in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
•	THE SETTLEMENT PRICE OF THE FUTURES CONTRACT MAY NOT BE READILY AVAILABLE — The official settlement price of the Futures Contract is calculated and published by the Eurex Exchange and is used to calculate the level of the Index. Any disruption in trading of the Futures Contract could delay the release or availability of the official settlement price and may delay or prevent the calculation of the Index.
•	A DECISION BY THE EUREX EXCHANGE ON WHICH THE FUTURES CONTRACT UNDERLYING THE INDEX IS TRADED TO INCREASE MARGIN REQUIREMENT MAY AFFECT THE LEVEL OF THE INDEX — If the Eurex Exchange on which the Futures Contract is traded increases the amount of collateral required to be posted to hold positions in the futures contract (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.

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Hypothetical Back-Tested Data and Historical Information
The sections below provide the following hypothetical back-tested data and historical information:
•	hypothetical back-tested data and historical performance of the Index;
•	historical performance of the Futures Contract and the exchange rate between the European Union euro and the U.S. dollar;
•	the final four years of historical performance preceding expiry of the listed futures contract on the Dividend Index traded on EUREX with expiry dates in December of 2012, 2013 and 2014 (the “Expired Futures Contracts”); and
•	historical performance of the Dividend Index.
The hypothetical back-tested data and historical information should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your principal amount.
The Index
The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly closing levels of the Index from January 4, 2013 through May 8, 2015 and the historical performance of the Index based on the weekly closing levels of the Index from May 15, 2015 through August 21, 2015.  The Index was established on May 15, 2015, as represented by the vertical dotted line in the following graph.  The closing level of the Index on August 24, 2015 was 104.5875.  We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.
The data for the hypothetical back-tested performance of the Index set forth in the following graph are purely theoretical.  The hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index.

The hypothetical back-tested closing levels of the Index have inherent limitations and have not been verified by an independent third party.  These hypothetical back-tested closing levels are determined by means of a retroactive application of a back-tested model designed with the benefit of hindsight.  Hypothetical back-tested results are neither an indicator nor a guarantee of future returns.  No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.  Alternative modeling techniques or assumptions would produce different hypothetical back-tested closing levels of the Index that might prove to be more appropriate and that might differ significantly from the hypothetical back-tested closing levels of the Index set forth above.
The Futures Contract and the Exchange Rate
The first graph sets forth the historical performance of the Futures Contract based on the weekly historical settlement prices from January 8, 2010 through August 21, 2015.  The settlement price on August 24, 2015 was €101.60.  The second graph sets forth the historical performance of the U.S. dollar relative to the European Union euro, expressed in terms of the conventional market quotation (i.e., the amount of U.S. dollars that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rate) from January 8, 2010 through August 21, 2015.  The exchange rate of the U.S. dollar relative to the European Union euro on August 24, 2015 was 1.16190.  We obtained the settlement prices and exchange rates above and below from Bloomberg, without independent verification.  The exchange rates obtained from Bloomberg may not be indicative of the exchange rates derived from the applicable

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Reuters page used to calculate the Index.  The exchange rates displayed above and in the graph below are for illustrative purposes only and do not form part of the calculation of the Index.

The Expired Futures Contracts
Because the Observation Date of the notes occurs on the expiry date of the Futures Contract, the notes will provide exposure, in part, to the final years preceding the expiry date of the Futures Contract.  The volatility of futures contracts on the Dividend Index tends to decrease over time, as the total cash distributions can be predicted more accurately closer to the expiry of the futures contract, particularly during the final 12 months when the actual relevant cash distributions begin to be determined.
Accordingly, to supplement the hypothetical back-tested data and historical performance of the Index and the historical performance of the Futures Contract shown above, the graphs below set forth the final four years of historical performance preceding expiry (to the extent available) of the Expired Futures Contracts based on the weekly historical settlement prices of the relevant Predecessor Contract.
The historical performance of the Expired Futures Contracts should not be taken as an indication of future performance of the Futures Contract. We obtained the settlement prices below from Bloomberg, without independent verification.

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The Dividend Index
The following graph sets forth the historical performance of the Dividend Index based on the daily historical closing level of the Dividend Index from January 4, 2010 through August 24, 2015.  The peaks in the following graph, which are labeled, represent the cumulative cash distributions (net of certain withholding taxes in the case of special cash

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dividends and capital returns) on the constituents of the EURO STOXX 50® Index, expressed in index points of the EURO STOXX 50® Index, with respect to each annual period beginning on, but excluding the third Friday in December of the prior year and ending on, and including the third Friday in December of the year to which the relevant peak relates.  The level of the Dividend Index is reset to zero yearly following the third Friday in December.

JPMS’s Estimated Value of the Notes
JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”
JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.
Secondary Market Prices of the Notes
For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

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Supplemental Use of Proceeds
The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “The European Dividend Futures 2018 (USD) Index” in this term sheet for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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